EXHIBIT (A)(5)(C)

SUPERIOR COURT OF WASHINGTON IN AND FOR KING COUNTY

STEVE JACKSON, Individually and on Behalf of All Others Similarly Situated,
No. 10-2-29162-8-SEA
Plaintiff,
SUMMONS
v.

PENWEST PHARMACEUTICALS CO., KEVIN C. TANG, PETER F. DRAKE, JOSEPH E. EDELMAN, JOHN G. LEMKEY, DAVID P. MEEKER, ANNE M. VANLENT, RODERICK WONG, SAIID ZARRABIAN, TANG CAPITAL PARTNERS, L.P., PERCEPTIVE LIFE SCIENCES MASTER FUND LTD. and ENDO PHARMACEUTICALS HOLDINGS, INC.,
Defendants.

TO THE DEFENDANTS:

A lawsuit has been started against you in the above-entitled court by plaintiff. Plaintiff’s claims are stated in the written complaint, a copy of which is served upon you with this summons.

In order to defend against this lawsuit, you must respond to the complaint by stating your defense in writing and serve a copy upon the undersigned attorney for the plaintiff within 20 days after the service of this summons, excluding the day of service, or a default judgment may be entered against you without notice. A default judgment is one where plaintiff is entitled to what he asks for because you have not responded. If you serve a notice of appearance on the undersigned attorney you are entitled to notice before a default judgment may be entered.

SUMMONS - 1

You may demand that plaintiff file this lawsuit with the court. If you do so, the demand must be in writing and must be served upon the person signing this summons. Within fourteen (14) days after you serve the demand, plaintiff must file this lawsuit with the court, or the service on you of this Summons and Complaint will be void.

If you wish to seek the advice of an attorney in this matter, you should do so promptly so that your written response, if any, may be served on time.

This summons is issued pursuant to Rule 4 of the Superior Court Civil Rules of the State of Washington.

DATED this 11th day of August, 2010.

HAGENS BERMAN SOBOL SHAPIRO LLP

By	/s/ Karl P. Barth
Steve W. Berman, WSBA No. 12536
Karl P. Barth, WSBA No. 22780
1918 Eighth Avenue, Suite 3300
Seattle, WA 98101
Tel: (206) 623-7292
Fax: (206) 623-0594

Darren J. Robbins Randall J. Baron A. Rick Atwood, JR.
David T. Wissbroecker David A. Knotts Eun Jin Lee
ROBBINS GELLER RUDMAN & DOWD LLP 655 West Broadway, Suite 1900 San Diego, CA 92101 Tel: (619) 231-1058 Fax: (619) 231-7423

SUMMONS - 2

Richard A. Maniskas
RYAN & MANISKAS, LLP
995 Old Eagle School Road, Suite 311
Wayne, PA 19087
Tel: (484) 588-5516
Fax: (484) 450-2582

Attorneys for Plaintiff

SUMMONS - 3

SUPERIOR COURT OF WASHINGTON IN AND FOR KING COUNTY

STEVE JACKSON, Individually and on Behalf of All Others Similarly Situated,	)	Case No. 10-2-29162-8-SEA
)
	)	CLASS ACTION
Plaintiff,	)
	)	COMPLAINT FOR BREACH OF FIDUCIARY DUTY
vs.	)
)
PENWEST PHARMACEUTICALS CO., KEVIN C. TANG, PETER F. DRAKE, JOSEPH E. EDELMAN, JOHN G. LEMKEY, DAVID P. MEEKER, ANNE M. VANLENT, RODERICK WONG, SAIID ZARRABIAN, TANG CAPITAL PARTNERS, L.P., PERCEPTIVE LIFE SCIENCES MASTER FUND LTD. and ENDO PHARMACEUTICALS HOLDINGS, INC.,	)
)
)
)
)
)
)
)
Defendants.	)
)

SUMMARY OF THE ACTION

1. This is a class action on behalf of the public stockholders of Penwest Pharmaceuticals Co. (“Penwest” or the “Company”) against Penwest and its Board of Directors (“Board”) arising out of their breaches of fiduciary duty in connection with their efforts to complete the sale of Penwest to Endo Pharmaceuticals Holdings Inc. (“Endo”) via an unfair sales process and at an unfair price (the “Proposed Acquisition”). The Board was aided and abetted in its breaches of fiduciary duty by Penwest, Endo, and the Company’s largest shareholders, Tang Capital Partners, L.P. (“Tang Capital”) and Perceptive Life Sciences Master Fund Ltd. (“PLS”).

2. Penwest is a drug development company that focuses on identifying and developing products that address unmet medical needs, primarily for disorders of the nervous system. Its proprietary drug delivery technologies include TIMERx, a controlled-release technology; Geminex, a technology enabling drug release at two different rates; SyncroDose, a technology enabling controlled release at the appropriate site in the body; and GastroDose system, a technology enabling drug delivery to the upper gastrointestinal tract.

3. Penwest and Endo have a cozy, long-term business relationship that provided Endo with an inside track to acquire the Company. One of Penwest’s principle assets is the revenue stream generated by Opana ER, an oral extended release opioid analgesic for patients with moderate to severe pain requiring continuous opioid treatment using its TIMERx drug delivery technology. Penwest developed Opana ER with Endo, and Opana ER is being marketed in the United States by Endo. In fact, as stated in the Company’s most recent 10-K, one of its “five clearly defined goals for 2010” is “[w]orking closely with Endo to maximize the value of Opana ER.”

4. The process that resulted in the Proposed Acquisition was driven entirely by Tang Capital and PLS, which collectively hold 38.6% of the Company’s outstanding shares, all of which Tang Capital and PLS have agreed to vote in favor of the Proposed Acquisition. Tang Capital and PLS have waged a public battle to take over the Board with the goal of winding down the Company’s operations to monetize the revenue stream from Opana ER. Having successfully

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wrested control of the Board as of June 30, 2010, following the Company’s last shareholder meeting, Tang Capital and PLS, via their representatives on the Board, wasted no time in pushing the Company into a sales transaction so that they could monetize their illiquid holdings in the Company as quickly as possible. Endo was the obvious choice given its cozy relationship with Penwest.

5. The Proposed Acquisition does not adequately reflect the Company’s prospects going forward. The Company’s stock price has been steadily rising since it bottomed out with the rest of the public markets in November of 2008, hitting an all-time low of $0.88 per share. Penwest’s stock price has since recovered to nearly $5 per share, hitting $4.73 per share at the closing bell on August 8, 2010, before the Proposed Acquisition was announced. The Company is being rewarded by the stock market for its recent financial results, which included a 159% increase in revenue for 2Q 2010, as announced on August 4, 2010, and its settlement of patent litigation involving Opana ER, also during 2Q 2010. Additionally, the Company has a number of pipeline drugs in development that it anticipates monetizing over the near term, including the drug A0001 for treatment of patients with MELAS syndrome and Friedreich’s Ataxia. If defendants are able to consummate the Proposed Acquisition, however, the Company’s public shareholders will not be able to share in the future success of the Company. Instead, those benefits will inure to Endo.

6. In addition to Tang Capital and PLS, the members of the Board were also able to secure material insider benefits. Directors Kevin C. Tang (“Tang”) and Joseph E. Edelman (“Edelman”), as principles of Tang Capital and PLS, are direct beneficiaries of the economic benefits secured by Tang Capital and PLS via monetization of their illiquid holdings in the Company. The rest of the Board, including the other three directors directly affiliated with Tang and Edelman, John G. Lemkey (“Lemkey”), Roderick Wong (“Wong”) and Saiid Zarrabian (“Zarrabian”), will also secure accelerated vesting of their equity holdings in the Company.

7. The Board has further breached its fiduciary duties by agreeing to preclusive deal protection devices in connection with the Agreement and Plan of Merger the Company entered into with Endo (the “Merger Agreement”). These provisions, which collectively preclude any competing

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offers for the Company, include: (i) voting agreements with Tang Capital and PLS; (ii) a no-solicitation provision that precludes the Company from providing confidential Company information to, or even communicating with, potential competing bidders except under extremely limited circumstances; (iii) a matching rights provision that allows Endo three business days to match any competing superior proposal; and (iv) a termination fee provision which obligates the Company to pay Endo $5 million in the event the Proposed Acquisition is terminated in favor of a superior proposal.

8. In pursuing the unlawful plan to sell Penwest pursuant to a defective sales process and without full and fair disclosure of all material information, the defendants have breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or have aided and abetted such breaches. Instead of acting in the best interests of Penwest’s shareholders, defendants spent a substantial effort tailoring the Proposed Acquisition to meet the specific needs of Endo.

9. Because defendants dominate and control the business and corporate affairs of Penwest and are in possession of private corporate information concerning Penwest’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Penwest which makes it inherently unfair for them to structure and pursue the proposed transaction.

10. Immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff, on behalf of the Class, seeks only to level the playing field and to ensure that if shareholders are to be ultimately stripped of their respective equity interests via the Proposed Acquisition, that the Proposed Acquisition is conducted in a manner that is not overtly improper, unfair and unlawful. Plaintiff seeks to enjoin the Proposed Acquisition or, alternatively, rescind the Proposed Acquisition in the event it is consummated.

JURISDICTION AND VENUE

11. This Court has jurisdiction pursuant to Rev. Code Wash. §2.08.010.

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12. This Court has jurisdiction over defendants because Penwest is incorporated in Washington. Penwest has registered agents located in Washington: National Corporate Research Ltd, 1780 Barnes Boulevard SW, Tumwater, Washington, 98512-0410, and C T Corporation System, 1801 West Bay Drive NW, Suite 206, Olympia, Washington 98502.

13. Venue is proper in this county pursuant to Rev. Code Wash. §4.12.025(1) in that Penwest transacts business in this County.

PARTIES

14. Plaintiff Steve Jackson at all times relevant hereto has been and is a stockholder of Penwest.

15. Defendant Penwest is a Washington corporation. Penwest is a drug development company that focuses on identifying and developing products that address unmet medical needs, primarily for disorders of the nervous system.

16. Defendant Tang is Chairman of the Board and a principle of Tang Capital.

17. Defendant Peter F. Drake (“Drake”) is a member of Penwest’s Board of Directors. Drake has been a director since 2005.

18. Defendant Edelman is a member of Penwest’s Board of Directors. Edelman is a principle of PLS.

19. Defendant John G. Lemkey (“Lemkey”) is a member of Penwest’s Board of Directors. Lemkey is the Chief Financial Officer of Tang Capital and thus is directly affiliated with, and serves at the pleasure of Tang.

20. Defendant David P. Meeker (“Meeker”) is a member of Penwest’s Board of Directors. Meeker has been a director since 2007.

21. Defendant Anne M. VanLent (“VanLent”) is a member of Penwest’s Board of Directors. VanLent has been a director since 1998.

22. Defendant Wong is a member of Penwest’s Board of Directors. Wong is affiliated with Tang Capital and PLS and serves at the pleasure of Tang and Edelman.

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23. Defendant Zarrabian is a member of Penwest’s Board of Directors. Zarrabian is affiliated with Tang Capital and PLS and serves at the pleasure of Tang and Edelman

24. Defendant Tang Capital is an investment firm focused on the healthcare industry. Tang Capital was founded and is controlled by Tang.

25. Defendant PLS is an investment fund focused on healthcare with a particular emphasis in biotechnology companies.

26. Defendant Endo is a U.S.-based, specialty healthcare solutions company, focused on high-value branded products and specialty generics.

27. The defendants named in ¶¶16-23 are sometimes collectively referred to herein as the “Individual Defendants.”

CLASS ACTION ALLEGATIONS

28. Plaintiff brings this action on plaintiff’s behalf and as a class action on behalf of all holders of Penwest stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendant.

29. This action is properly maintainable as a class action.

30. The Class is so numerous that joinder of all members is impracticable. There are more man 31.8 million shares of Penwest common stock outstanding held by thousands of shareholders geographically dispersed across the country.

31. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

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(b) whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Acquisition;

(c) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Penwest;

(d) whether the Individual Defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

(e) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and

(f) whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

32. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

33. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

34. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

35. Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

36. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

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DEFENDANTS’ FIDUCIARY DUTIES

37. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public stockholders of Penwest and owe plaintiff and the other members of the Class a duty of highest good faith, fair dealing, loyalty, due care and full, candid and adequate disclosure.

38. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control (particularly when it involves a decision to eliminate the shareholders’ equity investment in a company), applicable law requires the directors to take all steps to maximize the value shareholders will receive rather than use a change of control to benefit themselves. To diligently comply with this duty, the directors of a corporation may not take any action that: adversely affects the value provided to the corporation’s shareholders; contractually prohibits them from complying with or carrying out their fiduciary duties; discourages or inhibits alternative offers to purchase control of the corporation or its assets; or will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

39. As described herein, the Individual Defendants have breached their fiduciary duties by taking actions designed to deter higher offers from other potential acquirers so as to ensure that certain defendants receive hundreds of thousands of dollars in personal benefits at the expense of Penwest’s shareholders. Defendants cannot possibly fulfill their fiduciary obligations after implementing provisions which disable them from maximizing shareholder value. The Individual Defendants have breached their fiduciary obligation to act reasonably.

FACTUAL ALLEGATIONS

40. Penwest is a drug development company that focuses on identifying and developing products that address unmet medical needs, primarily for disorders of the nervous system. Its

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proprietary drug delivery technologies include TIMERx, a controlled-release technology; Geminex, a technology enabling drug release at two different rates; SyncroDose, a technology enabling controlled release at the appropriate site in the body; and GastroDose system, a technology enabling drug delivery to the upper gastrointestinal tract.

41. Penwest and Endo have a cozy, long-term business relationship that provided Endo with an inside track to acquire the Company. One of Penwest’s principle assets is the revenue stream generated by Opana ER, an oral extended release opioid analgesic for patients with moderate to severe pain requiring continuous opioid treatment using its TIMERx drug delivery technology. Penwest developed Opana ER with Endo, and Opana ER is being marketed in the United States by Endo. In fact, as stated in the Company’s most recent 10-K, one of its “five clearly defined goals for 2010” is “[w]orking closely with Endo to maximize the value of Opana ER.”

42. The process that resulted in the Proposed Acquisition was driven entirely by Tang Capital and PLS, which collectively hold 38.6% of the Company’s outstanding shares, all of which Tang Capital and PLS have agreed to vote in favor of the Proposed Acquisition. Tang Capital and PLS have waged a public battle to take over the Board with the goal of winding down the Company’s operations to monetize the revenue stream from Opana ER. Having successfully wrested control of the Board as of June 30, 2010, following the Company’s last shareholder meeting, Tang Capital and PLS, via their representatives on the Board, wasted no time in pushing the Company into a sales transaction so that they could monetize their illiquid holdings in the Company as quickly as possible. Endo was the obvious choice given its cozy relationship with Penwest.

43. The Proposed Acquisition does not adequately reflect the Company’s prospects going forward. The Company’s stock price has been steadily rising since it bottomed out with the rest of the public markets in November of 2008, hitting an all-time low of $0.88 per share. Penwest’s stock price has since recovered to nearly $5 per share, hitting $4.73 per share at the closing bell on August 8,2010, before the Proposed Acquisition was announced.

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44. The Company is being rewarded by the stock market for its recent financial results, which included a 159% increase in revenue for 2Q 2010, as announced on August 4, 2010, and its settlement of patent litigation involving Opana ER, also during 2Q 2010. Additionally, the Company has a number of pipeline drugs in development that it anticipates monetizing over the near term, including the drug A0001 for treatment of patients with MELAS syndrome and Friedreich’s Ataxia. The Company announced these prospects in a press release entitled “Penwest Reports Record Revenue and Earnings for Second Quarter of 2010,” which read, in relevant part:

Penwest Pharmaceuticals Co. today reported financial results for the three and six months ended June 30, 2010. For the second quarter of 2010, revenues increased 159% year-over-year and total operating expenses decreased 28% year-over-year, leading to record net income of $8.4 million, or $0.26 per share.

Second Quarter 2010 Operating and Financial Highlights

•

Revenues in the second quarter of 2010 increased to $13.6 million, which included $12.3 million in royalties recognized from Endo Pharmaceuticals Inc. (Endo) on its net sales of Opana® ER, compared with revenues of $5.3 million in the second quarter of 2009. The second quarter of 2010 was the first full quarter for which the Company earned royalties from Endo at the full royalty rate under the agreement between the companies.

•

Penwest entered into agreements during the quarter with each of Barr Laboratories, Inc., Impax Laboratories, Inc. and Sandoz, Inc. to settle outstanding patent litigation on Opana ER. Impax was granted a license to sell a generic version of Opana ER beginning on January 1, 2013. As a result of Impax’s first-to-file status on the majority of strengths of the product, all other generic challengers will be barred from launching these strengths until 180 days after Impax launches.

•	Penwest signed a multi-drug development and commercialization agreement with Alvogen, Inc. to develop generic products using the Company’s TIMERx drug delivery technology.

Corporate Priorities and Plan to Maximize Profitability

The Company also announced its operating priorities and plan to maximize profitability, which include the following components:

•

Leveraging its drug delivery technologies and drug formulation expertise by focusing on establishing collaborations with significant revenue potential, while at the same time managing this portion of our business to ensure that, at a minimum, it is cash flow neutral on an annual basis.

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•

Aggressively reducing non-drug delivery partnership-funded cash expenses to allow for the vast majority of the Opana ER royalty stream to be retained in the operating income of the Company. We expect to achieve these expense reductions by the fourth quarter of this year through a further reduction in staff levels as well as an overall reduction in other costs.

•	Completing its two Phase 2a studies of A0001 in the fourth quarter and reporting top-line results by year end.

•	Licensing A0001 to a partner to complete further development and commercialization of this compound.

•	Returning capital to our shareholders in the most tax-efficient manner available.

Jennifer L. Good, President and Chief Executive Officer, said, “It was a very significant quarter for Penwest and its shareholders with record financial performance as well as the settlement of the Opana ER patent disputes. These settlements protect most strengths of the product until January 2013.

“Our focus for the remainder of the year will be to continue executing on our plan for the drug delivery business, complete the Phase 2 trials and pursue partnership discussions for A0001, and complete additional restructuring activities to further enhance our profitability. We believe that this plan will ultimately maximize the value we can return to our shareholders.”

Second Quarter 2010 Financial Results

Net income for the second quarter of 2010 was $8.4 million, or $0.26 per share, compared with a net loss of $2.1 million, or a $0.07 loss per share, for the second quarter of 2009.

Total revenues for the second quarter of 2010 were $13.6 million, compared with $5.3 million for the second quarter of 2009. The increase was primarily due to $12.3 million of revenue recognized in the second quarter of 2010 for royalties from Endo on its net sales of Opana ER, representing an increase of $7.9 million in royalties compared with the second quarter of 2009. This increase was due to an increase in net sales of Opana ER as well as the fact that the Company received its full royalty rate on Opana ER as compared to the second quarter of 2009 when the royalties due to the Company were subject to reduction as Endo had not yet recouped the remainder of the $28 million in development costs Endo funded on Penwest’s behalf. The increase in revenues in the second quarter of 2010, compared with the second quarter of 2009, was also due to a $582,000 increase in revenues recognized by Penwest under its drug delivery technology collaborations.

The election of the Company’s new Class I directors at its annual meeting of shareholders in June 2010 resulted in a “change in control” under the terms of certain outstanding stock option and restricted stock awards granted to employees and directors of the Company. As a result, on June 30, 2010, the vesting of these stock options and restricted stock awards was automatically accelerated, and these options and awards vested in full. These accelerations resulted in a charge of $467,000 in the

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second quarter of 2010, of which $226,000 was recorded to selling, general and administrative (SG&A) expense and $241,000 was recorded to research and product development (R&D) expense.

SG&A expenses were $2.5 million for the second quarter of 2010, compared with $3.3 million for the second quarter of 2009. The decrease of $830,000 was primarily attributable to lower professional fees, including fees in connection with the 2010 proxy contest in which the Company was involved as compared to the fees incurred in connection with the Company’s 2009 proxy contest, and lower compensation expenses as a result of staff reductions implemented in the fourth quarter of 2009. Partially offsetting these lower costs was the additional share-based compensation expense related to the second quarter 2010 accelerated vesting of stock options and restricted stock discussed above.

R&D expenses were $1.9 million for the second quarter of 2010, compared with $3.4 million for the second quarter of 2009. The decrease of $1.5 million was primarily due to lower spending on the development of A0001. The decrease was also attributable to increased allocations of internal R&D costs relating to the Company’s drug delivery technology collaborations to cost of revenues and lower compensation costs as a result of staff reductions implemented in the fourth quarter of 2009. Partially, offsetting these lower costs was the additional share-based compensation expense related to the second quarter 2010 accelerated vesting of stock options discussed above.

Financial Results for the Six Months Ended June 30, 2010

Net income for the six months ended June 30, 2010 was $12.2 million, or $0.38 per share, compared with a net loss of $3.1 million, or a $0.10 loss per share, for the six months ended June 30, 2009.

Total revenues for the six months ended June 30, 2010 were $22.4 million, compared with $10.5 million for the six months ended June 30, 2009. The increase was primarily due to $19.5 million of revenue recognized in the first six months of 2010 for royalties from Endo on its net sales of Opana ER, compared with $8.8 million for the first six months of 2009. The increase in revenues in the first six months of 2010 was also partially due to a $1.1 million increase in revenues recognized by Penwest under its drug delivery technology collaborations.

SG&A expenses were $4.1 million for the six months ended June 30, 2010, compared with $5.6 million for the six months ended June 30, 2009. The decrease of $1.5 million was primarily attributable to lower compensation expenses as a result of staff reductions implemented in the first and fourth quarters of 2009 and lower professional fees, including fees in connection with the Company’s 2010 proxy contest as compared to the fees incurred in connection with the Company’s 2009 proxy contest. Partially offsetting these decreased expenses were higher share-based compensation expenses in the first six months of 2010, largely reflecting a non-cash credit recorded in the first quarter of 2009 that resulted from the forfeiture of stock options held by former employees in connection with the first quarter 2009 staff reduction, and the additional share-based compensation expense related to the second quarter 2010 accelerated vesting of stock options and restricted stock discussed above.

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R&D expenses were $4.1 million for the six months ended June 30, 2010, compared with $6.4 million for the six months ended June 30, 2009. The decrease of $2.3 million was primarily due to lower spending on the development of A0001. The decrease was also attributable to lower compensation costs as a result of staff reductions implemented in the first and fourth quarters of 2009, and increased allocations of internal R&D costs relating to the Company’s drug delivery technology collaborations to the cost of revenues. Partially offsetting these lower costs was additional share-based compensation expense related to the second quarter 2010 accelerated vesting of stock options discussed above.

As of June 30, 2010, Penwest had $14.4 million in cash, cash equivalents and marketable securities and $28.3 million in shareholders’ equity, compared with $11.5 million and $15.0 million, respectively, as of December 31, 2009.

2010 Financial Guidance

As an update to the Company’s previous guidance, for the full year 2010, Penwest is increasing its revenue guidance and currently expects revenue to be in the range of $46 million to $48 million as compared to the Company’s previous revenue guidance of $43 million to $45 million. As a result of an on-going review of the Company’s overall expenses in keeping with the Company’s goal to allow for the vast majority of the Opana ER royalty stream to be retained in operating income, the Company is suspending its expense guidance provided at the beginning of the year and expects to provide new expense guidance at a later date.

45. If defendants are able to consummate the Proposed Acquisition, however, the Company’s public shareholders will not be able to share in the future success of the Company. Instead, those benefits will inure to Endo.

46. Defendants announced the Proposed Acquisition on August 9, 2010, in a press release entitled “Penwest Pharmaceuticals Agrees to be Acquired by Endo Pharmaceuticals for $5.00 Per Share in Cash,” which read, in relevant part:

Penwest Pharmaceuticals Co. today announced that it has entered into a merger agreement under which its long-time partner in the development and commercialization of Opana® ER, Endo Pharmaceuticals, has agreed to acquire all of the common stock of Penwest for $5.00 per share in cash. The total equity value of the transaction is approximately $168 million.

Jennifer L. Good, President and Chief Executive Officer, said, “The Board of Directors and I concluded that this transaction is in the best interests of Penwest and its shareholders and is an excellent way to maximize the value of Penwest’s most strategic asset, Opana® ER.”

The cash consideration represents a premium of 47% over the 30-day average of Penwest shares and 19% based on the closing price of Friday August 6. This agreement has been unanimously approved by the Penwest and Endo Boards of Directors.

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Under the terms of the merger agreement, Endo will shortly commence an all-cash tender offer to acquire 100 percent of the outstanding common stock of Penwest for $5.00 per Penwest share. The tender offer is expected to be completed in September 2010. Endo will acquire any Penwest shares that are not purchased in the tender offer in a second-step merger, which is expected to be completed in the fourth quarter, at the same price per share paid in the tender offer. The tender offer will be subject to certain closing conditions, including a minimum condition that not less than a majority of shares of Penwest common stock are tendered into the offer.

Shareholders Tang Capital Partners, LP, and Perceptive Life Sciences Master Fund Ltd. whose principals Kevin Tang and Joe Edelman, respectively, are members of Penwest’s Board of Directors, Mr. Tang, Penwest’s Chairman of the Board, and Jennifer Good, Penwest’s President and Chief Executive Officer, who collectively own 38.6% of the fully diluted common stock of Penwest, have committed to tender their shares in the tender offer.

47. In addition to Tang Capital and PLS, the members of the Board were also able to secure material insider benefits. Directors Tang and Edelman, as principles of Tang Capital and PLS, are direct beneficiaries of the economic benefits secured by Tang Capital and PLS via monetization of their illiquid holdings in the Company. The rest of the Board, including the other three directors directly affiliated with Tang and Edelman, Lemkey, Wong and Zarrabian, will also secure accelerated vesting of their equity holdings in the Company.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duty Against the Individual Defendants

48. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

49. The Individual Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, candor and independence owed to the public shareholders of Penwest and have acted to put their personal interests ahead of the interests of Penwest’s shareholders.

50. The Individual Defendants have knowingly or recklessly and in bad faith violated their fiduciary duties by entering into a transaction with Penwest without regard to the fairness of the transaction to Penwest’s shareholders and by failing to disclose all material information concerning the Proposed Acquisition to such shareholders.

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51. As demonstrated by the allegations above, the Individual Defendants knowingly or recklessly failed to exercise the care required and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Penwest because, among other reasons:

(a) They failed to take steps to maximize the value of Penwest to its public shareholders and they took steps to subvert the sale process, to cap the price of Penwest’s stock and to give defendants an unfair advantage by, among other things, failing to solicit other potential acquirers or alternative transactions;

(b) They failed to properly value Penwest;

(c) They ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Acquisition;

(d) They failed to disclose all material information that would permit Penwest’s stockholders to cast a fully informed vote on the Proposed Acquisition; and

(e) They agreed to implement deal protection devices which were designed to and are favoring Endo to the detriment of the Class.

52. Because defendants dominate and control the business and corporate affairs of Penwest, and are in possession of private corporate information concerning Penwest’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Penwest which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

53. As a result of defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive the benefit of a fair sales process. Unless the Proposed Acquisition is enjoined by the Court, the Individual Defendants will continue to knowingly or recklessly and in bad faith breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Proposed Acquisition terms, and will not supply to Penwest’s minority stockholders sufficient information to enable them to cast informed votes on the Proposed Acquisition and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.

COMPLAINT FOR BREACH OF FIDUCIARY DUTY - 14 of 17

54. Plaintiff and the members of the Class have an inadequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary

Duty Against Penwest, Endo, Tang Capital and PLS

55. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

56. The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

57. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.

58. Penwest, Endo, Tang Capital and PLS aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of Penwest, including plaintiff and the members of the Class.

59. Penwest, Endo, Tang Capital and PLS colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the breaches of fiduciary duties owed to plaintiff and the members of the Class.

60. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in plaintiff’s favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

COMPLAINT FOR BREACH OF FIDUCIARY DUTY - 15 of 17

B. Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of defendants and is therefore unlawful and unenforceable;

C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a fair sales procedure or process that does not advantage any particular bidder and is designed to maximize shareholder value;

D. Rescinding, to the extent already implemented, the Proposed Acquisition or any of the terms thereof;

E. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

DATED this 11th day of August, 2010.

HAGENS BERMAN SOBOL SHAPIRO LLP

By	/s/ Karl P. Barth
Steve W. Berman, WSBA No. 12536
Karl P. Barth, WSBA No. 22780
1918 Eighth Avenue, Suite 3300
Seattle, WA 98101
Tel: (206) 623-7292
Fax: (206) 623-0594

Darren J. Robbins
Randall J. Baron
A. Rick Atwood, Jr.
David T. Wissbroecker
David A. Knotts
Eun Jin Lee
ROBBINS GELLER RUDMAN & DOWD LLP
655 West Broadway, Suite 1900
San Diego, CA 92101
Tel: (619) 231-1058
Fax: (619) 231-7423

COMPLAINT FOR BREACH OF FIDUCIARY DUTY - 16 of 17

Richard A. Maniskas
RYAN & MANISKAS, LLP
995 Old Eagle School Road, Suite 311
Wayne, PA 19087
Tel:	(484) 588-5516
Fax:	(484) 450-2582

Attorneys for Plaintiff

COMPLAINT FOR BREACH OF FIDUCIARY DUTY - 17 of 17

IN THE SUPERIOR COURT OF THE STATE OF WASHINGTON

IN AND FOR THE COUNTY OF KING

Steve Jackson	NO. 10-2-29162-8 SEA

Order Setting Civil Case Schedule (*ORSCS)

Plaintiff(s)

vs

Penwest Pharmaceuticals Co.	ASSIGNED JUDGE Yu 15

	FILE DATE:	08/11/2010

Defendant(s)	TRIAL DATE:	01/30/2012

A civil case has been filed in the King County Superior Court and will be managed by the Case Schedule on Page 3 as ordered by the King County Superior Court Presiding Judge.

I. NOTICES

NOTICE TO PLAINTIFF: The Plaintiff may serve a copy of this Order Setting Case Schedule (Schedule) on the Defendant(s) along with the Summons and Complaint/Petition. Otherwise, the Plaintiff shall serve the Schedule on the Defendant(s) within 10 days after the later of: (1) the filing of the Summons and Complaint/Petition or (2) service of the Defendant’s first response to the Complaint/Petition, whether that response is a Notice of Appearance, a response, or a Civil Rule 12 (CR 12) motion. The Schedule may be served by regular mail, with proof of mailing to be filed promptly in the form required by Civil Rule 5 (CR 5).

“I understand that I am required to give a copy of these documents to all parties in this case.”

Print Name	Sign Name

Order Setting Civil Case Schedule (*ORSCS)	REV. 12/08 1

I. NOTICES (continued)

NOTICE TO ALL PARTIES:

All attorneys and parties should make themselves familiar with the King County Local Rules [KCLR] – especially those referred to in this Schedule. In order to comply with the Schedule, it will be necessary for attorneys and parties to pursue their cases vigorously from the day the case is filed. For example, discovery must be undertaken promptly in order to comply with the deadlines for joining additional parties, claims, and defenses, for disclosing possible witnesses [See KCLCR 26], and for meeting the discovery cutoff date [See KCLCR 37(g)].

CROSSCLAIMS, COUNTERCLAIMS AND THIRD PARTY COMPLAINTS:

A filing fee of $230 must be paid when any answer that includes additional claims is filed in an existing case.

KCLCR 4.2(a)(2)

A Confirmation of Joinder, Claims and Defenses or a Statement of Arbitrability must be filed by the deadline in the schedule. The court will review the confirmation of joinder document to determine if a hearing is required. If a Show Cause order is issued, all parties cited in the order must appear before their Chief Civil Judge.

PENDING DUE DATES CANCELED BY FILING PAPERS THAT RESOLVE THE CASE:

When a final decree, judgment, or order of dismissal of all parties and claims is filed with the Superior Court Clerk’s Office, and a courtesy copy delivered to the assigned judge, all pending due dates in this Schedule are automatically canceled, including the scheduled Trial Date. It is the responsibility of the parties to 1) file such dispositive documents within 45 days of the resolution of the case, and 2) strike any pending motions by notifying the bailiff to the assigned judge.

Parties may also authorize the Superior Court to strike all pending due dates and the Trial Date by filing a Notice of Settlement pursuant to KCLCR 41, and forwarding a courtesy copy to the assigned judge. If a final decree, judgment or order of dismissal of all parties and claims is not filed by 45 days after a Notice of Settlement, the case may be dismissed with notice.

If you miss your scheduled Trial Date, the Superior Court Clerk is authorized by KCLCR 41(b)(2)(A) to present an Order of Dismissal, without notice, for failure to appear at the scheduled Trial Date.

NOTICES OF APPEARANCE OR WITHDRAWAL AND ADDRESS CHANGES:

All parties to this action must keep the court informed of their addresses. When a Notice of Appearance/Withdrawal or Notice of Change of Address is filed with the Superior Court Clerk’s Office, parties must provide the assigned judge with a courtesy copy.

ARBITRATION FILING AND TRIAL DE NOVO POST ARBITRATION FEE:

A Statement of Arbitrability must be filed by the deadline on the schedule if the case is subject to mandatory arbitration and service of the original complaint and all answers to claims, counterclaims and cross-claims have been filed. If mandatory arbitration is required after the deadline, parties must obtain an order from the assigned judge transferring the case to arbitration. Any party filing a Statement must pay a $220 arbitration fee. If a party seeks a trial de novo when an arbitration award is appealed, a fee of $250 and the request for trial de novo must be filed with the Clerk’s Office Cashiers.

NOTICE OF NON-COMPLIANCE FEES:

All parties will be assessed a fee authorized by King County Code 4.71.050 whenever the Superior Court Clerk must send notice of non-compliance of schedule requirements and/or Local Civil Rule 41.

King County Local Rules are available for viewing at www.kingcounty.gov/courts/clerk.

Order Setting Civil Case Schedule (*ORSCS)	REV. 12/08 2

II. CASE SCHEDULE

CASE EVENT	DEADLINE or EVENT DATE	Filing Needed
Case Filed and Schedule Issued.	Wed 08/11/2010	*
Last Day for Filing Statement of Arbitrability without a Showing of Good Cause for Late Filing [See KCLMAR 2.1(a) and Notices on Page 2]. $220 arbitration fee must be paid	Wed 01/19/2011	*
DEADLINE to file Confirmation of Joinder if not subject to Arbitration. [See KCLCR 4.2(a) and Notices on Page 2].	Wed 01/19/2011	*
DEADLINE for Hearing Motions to Change Case Assignment Area. [See KCLCR 82(e)]	Wed 02/02/2011
DEADLINE for Disclosure of Possible Primary Witnesses [See KCLCR 26(b)].	Mon 08/29/2011
DEADLINE for Disclosure of Possible Additional Witnesses [See KCLCR 26(b)]	Mon 10/10/2011
DEADLINE for Jury Demand [See KCLCR 38(b)(2)].	Mon 10/24/2011	*
DEADLINE for Setting Motion for a Change in Trial Date [See KCLCR 40(d)(2)]	Mon 10/24/2011	*
DEADLINE for Discovery Cutoff [See KCLCR 37(g)].	Mon 12/12/2011
DEADLINE for Engaging in Alternative Dispute Resolution [See KCLCR 16(b)]	Tue 01/03/2012
DEADLINE for Exchange Witness & Exhibit Lists & Documentary Exhibits [See KCLCR 4(j)].	Mon 01/09/2012
DEADLINE to file Joint Confirmation of Trial Readiness [See KCLCR 16]	Mon 01/09/2012	*
DEADLINE for Hearing Dispositive Pretrial Motions [See KCLCR 56; CR 56].	Tue 01/17/2012
Joint Statement of Evidence [See KCLCR (4)(k)].	Mon 01/23/2012	*
DEADLINE for filing Trial Briefs, Proposed Findings of Fact and Conclusions of Law and Jury Instructions (Do not file Proposed Findings of Fact and Conclusions of Law with the Clerk)	Mon 01/23/2012	*
Trial Date [See KCLCR 40].	Mon 01/30/2012

III. ORDER

Pursuant to King County Local Civil Rule 4 [KCLCR 4], IT IS ORDERED that the parties shall comply with the schedule listed above. Penalties, including but not limited to sanctions set forth in Local Civil Rule 4(g) and Rule 37 of the Superior Court Civil Rules, may be imposed for non-compliance. It is FURTHER ORDERED that the party filing this action must serve this Order Setting Civil Case Schedule and attachment on all other parties.

DATED: 08/11/2010
PRESIDING JUDGE

Order Setting Civil Case Schedule (*ORSCS)	REV. 12/08 3

IV. ORDER ON CIVIL PROCEEDINGS FOR ASSIGNMENT TO JUDGE

READ THIS ORDER BEFORE CONTACTING YOUR ASSIGNED JUDGE

This case is assigned to the Superior Court Judge whose name appears in the caption of this case schedule. The assigned Superior Court Judge will preside over and manage this case for all pretrial matters.

COMPLEX LITIGATION: If you anticipate an unusually complex or lengthy trial, please notify the assigned court as soon as possible.

APPLICABLE RULES: Except as specifically modified below, all the provisions of King County Local Civil Rules 4 through 26 shall apply to the processing of civil cases before Superior Court Judges. The local civil rules can be found at http://www.kingcounty.gov/courts/superiorcourt/civil.aspx.

CASE SCHEDULE AND REQUIREMENTS

Deadlines are set by the case schedule, issued pursuant to Local Civil Rule 4.

THE PARTIES ARE RESPONSIBLE FOR KNOWING AND COMPLYING WITH ALL DEADLINES IMPOSED BY THE COURT’S LOCAL CIVIL RULES.

A. Joint Confirmation regarding Trial Readiness Report:

No later than twenty one (21) days before the trial date, parties shall complete and file (with a copy to the assigned judge) a joint confirmation report setting forth whether a jury demand has been filed, the expected duration of the trial, whether a settlement conference has been held, and special problems and needs (e.g. interpreters, equipment, etc.).

The form is available at http://www.kingcounty.gov/courts/superiorcourt.aspx. If parties wish to request a CR 16 conference, they must contact the assigned court. Plaintiff’s/petitioner’s counsel is responsible for contacting the other parties regarding said report.

B. Settlement/Mediation/ADR

a. Forty five (45) days before the trial data, counsel for plaintiff/petitioner shall submit a written settlement demand. Ten (10) days after receiving plaintiff’s/petitioner’s written demand, counsel for defendant/respondent shall respond (with a counter offer, if appropriate).

b. Twenty eight (28) days before the trial date, a Settlement/Mediation/ADR conference shall have been held. FAILURE TO COMPLY WITH THIS SETTLEMENT CONFERENCE REQUIREMENT MAY RESULT IN SANCTIONS.

C. Trial: Trial is scheduled for 9:00 a.m. on the date on the case schedule or as soon thereafter as convened by the court. The Friday before trial, the parties should access the King County Superior Court website http://www.kingcounty.gov/courts/superiorcourt.aspx to confirm trial judge assignment. Information can also be obtained by calling (206) 205-5984.

MOTIONS PROCEDURES

A. Noting of Motions

Dispositive Motions: All summary judgment or other dispositive motions will be heard with oral argument before the assigned judge. The moving party must arrange with the hearing judge a date and time for the hearing, consistent with the court rules. Local Civil Rule 7 and Local Civil Rule 56 govern procedures for summary judgment or other motions that dispose of the case in whole or in part. The local civil rules can be found at http://www.kingcounty.gov/courts/superiorcourt/civil.aspx.

Nondispositive Motions: These motions, which include discovery motions, will be ruled on by the assigned judge without oral argument, unless otherwise ordered. All such motions must be noted for a date by which the ruling is requested; this date must likewise conform to the applicable notice requirements. Rather than noting a time of day, the Note for Motion should state “Without Oral Argument” Local Civil Rule 7 governs these motions, which include discovery motions. The local civil rules can be found at http://www.kingcounty.gov/courts/superiorcourt/civil.aspx.

Motions in Family Law Cases not involving children: Discovery motions to compel, motions in limine, motions relating to trial dates and motions to vacate judgments/dismissals shall be brought before the assigned judge. All other motions should be noted and heard on the Family Law Motions calendar. Local Civil Rule 7 and King County Family Law Local Rules govern these procedures. The local rules can be found at http://www.kingcounty.gov/courts/superiorcourt/civil.aspx.

Emergency Motions: Under the court’s local civil rules, emergency motions will be allowed only upon entry of an Order Shortening Time. However, emergency discovery disputes may be addressed by telephone call and without written motion, if the judge approves.

B. Original Documents/Working Copies/ Filing of Documents

All original documents must be filed with the Clerk’s Office. Please see information on the Clerk’s Office website at www.kingcounty.gov/courts/clerk regarding the new requirement outlined in LGR 30 that attorneys must e-file documents in King County Superior Court. The exceptions to the e-filing requirement are also available on the Clerk’s Office website.

The working copies of all documents in support or opposition must be marked on the upper right corner of the first page with the date of consideration or hearing and the name of the assigned judge. The assigned judge’s working copies must be delivered to his/her courtroom or the Judges’ mailroom. Working copies of motions to be heard on the Family Law Motions Calendar should be filed with the Family Law Motions Coordinator. On June 1, 2009 you will be able to submit working copies through the Clerk’s office E-Filing application at www.kingcounty.gov/courts/clerk.

Service of documents. E-filed documents may be electronically served on parties who opt in to E-Service within the E-Filing application. The filer must still serve any others who are entitled to service but who have not opted in. E-Service generates a record of service document that can be e-filed. Please see information on the Clerk’s office website at www.kingcounty.gov/courts/clerk regarding E-Service.

Original Proposed Order: Each of the parties must include an original proposed order granting requested relief with the working copy materials submitted on any motion. Do not file the original of the proposed order with the Clerk of the Court. Should any party desire a copy of the order as signed and filed by the judge, a pre-addressed, stamped envelope shall accompany the proposed order.

Presentation of Orders: All orders, agreed or otherwise, must be presented to the assigned judge. If that judge is absent, contact the assigned court for further instructions. If another judge enters an order on the case, counsel is responsible for providing the assigned judge with a copy.

Proposed orders finalizing settlement and/or dismissal by agreement of all parties shall be presented to the assigned judge or in the Ex Parte Department. Formal proof in Family Law cases must be scheduled before the assigned judge by contacting the bailiff, or formal proof may be entered in the Ex Parte Department. If final order and/or formal proof are entered in the Ex Parte Department, counsel is responsible for providing the assigned judge with a copy.

C. Form

Memoranda/briefs for matters heard by the assigned judge may not exceed twenty four (24) pages for dispositive motions and twelve (12) pages for nondispositive motions, unless the assigned judge permits over-length memoranda/briefs in advance of filing. Over-length memoranda/briefs and motions supported by such memoranda/briefs may be stricken.

IT IS SO ORDERED. FAILURE TO COMPLY WITH THE PROVISIONS OF THIS ORDER MAY RESULT IN DISMISSAL OR OTHER SANCTIONS. PLAINTIFF/PETITIONER SHALL FORWARD A COPY OF THIS ORDER AS SOON AS PRACTICABLE TO ANY PARTY WHO HAS NOT RECEIVED THIS ORDER.

PRESIDING JUDGE

SUPERIOR COURT OF WASHINGTON

COUNTY OF KING

Steve Jackson	NO. 10-2-29162-8 SEA

VS
CASE INFORMATION COVER SHEET
Penwest Pharmaceuticals Co.	AND AREA DESIGNATION

CAUSE OF ACTION

(MSC) -	OTHER COMPLAINTS/PETITIONS

AREA DESIGNATION

SEATTLE -	Defined as all King County north of Interstate 90 and including all of Interstate 90 right of way, all of the cities of Seattle, Mercer Island, Issaquah, and North Bend, and all of Vashon and Maury Islands.